                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)



                          Cross Timbers Royalty Trust
                          ---------------------------
                               (Name of Issuer)

                         Units of Beneficial Interest
                         ----------------------------
                        (Title of Class of Securities)

                                  22757R 10 9
                                ---------------
                                (CUSIP Number)


                               Louis G. Baldwin
                             Senior Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                        810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                (817) 870-2800
             ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                March 31, 1997
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   SCHEDULE 13D

--------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------

--------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Cross Timbers Oil Company
        -------------------------
        75-2347769
        ----------
--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [X]  b) [ ]

--------------------------------------------------------------------------------
   3)   SEC Use Only

--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        WC, BK
        ------
--------------------------------------------------------------------------------
   5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Delaware
        --------
--------------------------------------------------------------------------------
                          7)  Sole Voting Power
    Number of Shares          1,187,700
    Beneficially Owned        ---------
    by Each Reporting     ------------------------------------------------------
    Person With           8)  Shared Voting Power
                          ------------------------------------------------------
                          9)  Sole Dispositive Power
                              1,187,700
                              ---------
                          ------------------------------------------------------
                          10)  Shared Dispositive Power

--------------------------------------------------------------------------------
  11)   Aggregate Amount Beneficially Owned by Each Reporting Person
        1,187,700
        ---------
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
  13)   Percent of Class Represented by Amount in Row (11)
        19.8%
        -----
--------------------------------------------------------------------------------
  14)   Type of Reporting Person (See Instructions)
        CO
        --
--------------------------------------------------------------------------------

   SCHEDULE 13D

--------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------

--------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Bob R. Simpson
        --------------

--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [X]  b) [ ]

--------------------------------------------------------------------------------
   3)   SEC Use Only

--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        PF, OO
        ------
--------------------------------------------------------------------------------
   5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        United States
        -------------
--------------------------------------------------------------------------------
                          7)  Sole Voting Power
    Number of Shares          168,000
    Beneficially Owned        -------
    by Each Reporting     ------------------------------------------------------
    Person With           8)  Shared Voting Power
                          ------------------------------------------------------
                          9)  Sole Dispositive Power
                              168,000
                              -------
                          ------------------------------------------------------
                          10) Shared Dispositive Power

--------------------------------------------------------------------------------
  11)   Aggregate Amount Beneficially Owned by Each Reporting Person
        168,000
        -------
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
  13)   Percent of Class Represented by Amount in Row (11)
        2.8%
        ----
--------------------------------------------------------------------------------
  14)   Type of Reporting Person (See Instructions)
        IN
        --
--------------------------------------------------------------------------------

ONLY THE INFORMATION REPORTED FOR THE FOLLOWING ITEMS IN THIS AMENDMENT NO. 8 TO
SCHEDULE 13D IS AMENDED FROM THE INITIAL FILING ON SCHEDULE 13D DATED OCTOBER 9, 1996 AND PRIOR AMENDMENTS THERETO (THE INITIAL SCHEDULE 13D, TOGETHER WITH ALL PRIOR AMENDMENTS, BEING REFERRED TO HEREIN AS "THE SCHEDULE 13D"). UNLESS SPECIFICALLY HEREBY AMENDED, THE INFORMATION IN THE SCHEDULE 13D REMAINS UNCHANGED. UNLESS OTHERWISE DEFINED HEREIN, ALL DEFINED TERMS USED HEREIN HAVE THE SAME MEANING AS IN THE SCHEDULE 13D.


ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended as follows:

   On February 18, 1997, George U. Wyper resigned from Cross Timbers' Board of Directors.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

   As of April 3, 1997, the total cost of Units purchased by Cross Timbers was $16.2 million.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

   (a) As of April 3, 1997, Cross Timbers beneficially owns 1,187,700 Units or approximately 19.8% of the Issuer's outstanding Units of 6,000,000 at March 7, 1997, as reported in the Issuer's Annual Report on Form 10-K for its year ended December 31, 1996. As of April 3, 1997, Bob R. Simpson, Chairman of the Board of Directors and Chief Executive Officer of Cross Timbers, beneficially owns 168,000 Units or approximately 2.8% of the Issuer's outstanding Units.

   As of April 3, 1997, Louis G. Baldwin, Senior Vice President and Chief Financial Officer of Cross Timbers, and Vaughn O. Vennerberg II, Senior Vice President - Land of Cross Timbers, do not own any Units.

   (b) Cross Timbers has the sole voting power and dispositive power with respect to the 1,187,700 Units it beneficially owns. Mr. Simpson has the sole voting and dispositive power with respect to the 168,000 Units he owns.

   (c) Schedule II, attached hereto and incorporated herein by reference, lists all transactions in the Units effected since February 12, 1997 and through April 3, 1997 by Cross Timbers or Mr. Simpson or, to the knowledge of Cross Timbers or Mr. Simpson, by any of the persons listed on Schedule I to the Schedule 13D.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CROSS TIMBERS OIL COMPANY



Date:  April 3, 1997                    By: LOUIS G. BALDWIN
                                           -------------------------------------
                                            Louis G. Baldwin
                                            Senior Vice President and
                                            Chief Financial Officer



                                            BOB R. SIMPSON
                                        ----------------------------------------
                                            Bob R. Simpson

SCHEDULE II TO SCHEDULE 13D

   The following lists Unit purchases effected by Cross Timbers since February 12, 1997 and through April 3, 1997. All such purchases were open market transactions.

                                      Number     Price
                           Date      of Units  per Unit
                           ----      --------  --------
                          2/26/97      19,500   $14.564
                          2/27/97         400    14.625
                          2/28/97       9,500    14.625
                           3/3/97      20,000    14.625
                           3/4/97       2,200    14.625
                           3/5/97       1,900    14.625
                           3/6/97         500    14.625
                           3/7/97       9,500    14.625
                          3/10/97       1,800    14.625
                          3/21/97       1,800    14.625
                          3/24/97         200    14.625
                          3/25/97       4,700    14.625
                          3/26/97       3,700    14.500
                          3/27/97       1,400    14.500
                          3/31/97      10,000    14.500
                           4/1/97       6,600    14.500
                           4/2/97      39,000    14.500
                           4/3/97      10,500    14.494

   The following lists Unit sales effected by Mr. Simpson since February 12, 1997 and through April 3, 1997. All such sales were open market transactions.

                                      Number     Price
                           Date      of Units  per Unit
                           ----      --------  --------
                          2/20/97         500   $15.000
                          2/24/97       1,000    14.875
                          2/25/97       1,300    14.750
                          2/27/97         100    14.750
                          2/28/97       1,800    14.750
                           3/3/97       2,000    14.750
                           3/4/97       2,200    14.750
                           3/5/97         300    14.750
                           3/7/97       2,800    14.750
                          3/11/97         700    15.000
                          3/13/97       1,700    15.000
                          3/14/97         400    15.000
                          3/17/97         600    15.000
                          3/18/97       1,600    15.000
                          3/19/97       1,000    15.000
                          3/24/97       4,000    14.750
                          3/25/97       1,700    14.750
                          3/26/97       2,200    14.625
                          3/27/97       2,800    14.625
                          3/31/97       1,400    14.625
                           4/1/97       1,100    14.625
                           4/2/97       3,600    14.625

   On February 20, 1997, Vaughn O Vennerberg II sold 500 Units on the open market at $15.00 per Unit. On March 3, 1997, Mr. Vennerberg sold 500 Units on the open market at $14.75 per Unit. On March 31, 1997, Louis G. Baldwin sold 10,000 Units on the open market at $14.50 per Unit.

   To the best of Cross Timbers' and Mr. Simpson's knowledge, no other persons listed in Schedule I of the Schedule 13D have effected any Unit transactions since February 12, 1997 and through April 3, 1997.